[Letterhead of The Rubicon Project, Inc.]

February 7, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	The Rubicon Project, Inc.. Registration Statement on Form S-4 Filed January 30, 2020, as amended on February 7, 2020 Registration No. 333-236174

Dear Staff of the Division of Corporation Finance:

Reference is made to the Registration Statement on Form S-4 (File No. 333-236174) (the “Registration Statement”) filed by The Rubicon Project, Inc. (the “Company”) with the U.S. Securities and Exchange Commission on January 30, 2020, as amended on February 7, 2020.

The Company hereby requests that the Registration Statement be made effective at 9:00 a.m. Eastern Time on February 11, 2020, or as soon as possible thereafter, in accordance with Rule 461 of the General Rules and Regulations promulgated under the U.S. Securities Exchange Act of 1933, as amended.

If you have any questions concerning this letter, or if you require any additional information, please contact the undersigned at (310) 207-0272 or Andrew Friedman at (310) 551-8807.

Very truly yours,

THE RUBICON PROJECT, INC.

By:	/s/ Jonathan Feldman
Name: Jonathan Feldman Title: Co-General Counsel & Secretary

Cc:	Bradford P. Weirick, Gibson, Dunn & Crutcher LLP
Andrew Friedman, Gibson, Dunn & Crutcher LLP